THIS REPORT CONTAINS ASSESSMENTS OF COMMODITY AND TRADE ISSUES MADE BY USDA STAFF AND NOT NECESSARILY STATEMENTS OF OFFICIAL U.S. GOVERNMENT POLICY

Required Report - public distribution

Date: 5/1/2012

GAIN Report Number:

Costa Rica

Retail Foods

Retail Food Sector Report

Approved By:
Kelly Stange
Prepared By:
Cynthia Smith-Palliser

Report Highlights:
The retail sector in Costa Rica is dominated by five supermarket chains. These supermarkets mainly target middle and high income consumers; however, there are still ample opportunities in the retail sector since only 40 percent of food sales are made through supermarkets. The Costa Rican retail food sector is expected to grow at a rate of 20% a year. With over 350 supermarkets, 13,000 traditional markets, and expansion expected in the gas mart/convenience store sector, the sector continues to seek U.S. products -- although competitor countries are both aggressive, and expanding in all food categories. Many of these businesses such as convenience stores are owned by micro-entrepreneurs, competing with the large supermarket chains that grow rapidly throughout the country.

Post:
San Jose

Executive Summary:
SECTION I. MARKET SUMMARY

The Costa Rican retail food market landscape consists principally of five major grocery store chains contributing to over 265 supermarkets, and some 13,000 traditional mom and- pop/neighborhood stores. In the middle are a few popular, new, and evolving convenience stores and gas marts.

The small Costa Rican market of 4.6 million people is dynamic, evolving and uniquely challenging for the United States. Known for its beach and mountain resorts, the country adds more than 2 million tourists and thousands of affluent retirees to its base of retail food consumers every year.

The retail sector is one of the most versatile, since much depends on the economic situation of the country. During the recent economic crisis, consumption in independent grocery stores and small suppliers increased because people preferred to buy small quantities, while in times of recovery and economic boom revenues from large chains increase.

Costa Ricans spend about 30% of their income on food products. The local food industry (comprised of about 20% large companies and 80% small and medium-sized enterprises) has been steadily growing and incorporating technological advances to increase exports and offers a wide variety of products for local consumption: fresh and processed tropical fruits and vegetables, bakery products (bread/cookies), pasta, sauces, snacks, juices, and of course, dairy products, red meat, poultry and fish/seafood.

In 2011 total imports of US consumer oriented products reached $164 million. Imports from neighboring countries (Mexico, Guatemala, Panama, and Nicaragua) include a large variety of products such as fresh fruit and vegetables, liquor, cereals and beans. Other major suppliers that seek to increase their exports to Costa Rica include Canada, Chile and, most recently, China.

Several large wholesalers and importers distribute products to the three food retail subsectors. Supermarkets and convenience stores extensively use in-house procurement departments. Distribution channels are similar for all products, although some (fresh fruit, vegetables) require special handling.

The Costa Rican consumer is receptive to imported foods, and shows a trend toward buying more convenience foods (encouraged by supermarkets, superstores and convenience stores).

Costa Rican food executives encourage U.S. food manufacturers and suppliers to:
· Promote private label brands/products,
· Promote novelty food and beverage items (spawned by tourist and pensioners),
· Become more aggressive (in all sectors: especially canned and fresh fruits and vegetables, processed foods, etc.),
· Demonstrate greater interest in '*tropicalizing*" products for the Costa Rican market

(*tropicalizing* refers to characteristics/concepts such as: packaging in smaller volumes & appropriate for the heat of the tropics; incorporating popular local flavors, i.e. fruit, etc.),

· Demonstrate greater interest in providing environmentally friendly packaging, and
· Demonstrate greater interest in Central America's smaller, but viable markets.

Costa Rica has achieved a fairly high level of economic development – the highest in Central America - in part because it abolished its military in 1948 and invested in health, education and infrastructure. Economic activity is dominated by tourism, agriculture and high technology, and services such as call centers are gaining economic weight. Costa Rica's Central Bank estimates that GDP grew 4.2 percent in 2011 and it is forecasting 3.8 percent growth for 2012. Inflation reached 4.7 percent in 2011, and it is forecast to increase to about 5 percent in 2012.

Although total income is not evenly distributed, the majority of Costa Ricans enjoy a middleclass lifestyle. Private consumption spending is projected to continue to grow, with more household spending devoted to the purchasing of goods and services, and among those, high-value food products.

The retail sector is rapidly expanding. Supermarket and hypermarket chains are expanding into multiple markets in the region. Major retailers offer a wider variety of products with competitive pricing, and convenience stores are still quite popular. Importers may also be wholesalers and have national distribution.

There has been a good growth for supermarkets/hypermarkets, as this channel expanded outlet volume across the country. However, 2011 saw a shift in shopping habits, with consumers increasingly purchasing small quantities as needed from independent small grocers rather than making a large weekly shop at supermarkets/hypermarkets. Consumers sought to economize by keeping purchases of packaged food to a minimum. As a consequence, independent small grocers gained value share in overall sales of packaged food.

The next few years should show a stronger performance for packaged food than that seen during the recent past. This will occur due to the country's expected economic recovery and will also be due to consumers' lifestyles continuing to become faster-paced. Consumers will thus become increasingly willing to pay more for greater convenience, which will drive sales growth across packaged food. Products that offer a high degree of convenience are expected to perform particularly well.

Advantages	Challenges
Of the 4.5 million Costa Ricans, a large percentage of urban Costa Rican population has a high disposable income (2011 income per capita of $4,017).	High level of bureaucracy and regulatory weaknesses negatively affect importers.
Costa Rican consumers trust in the quality of U.S. food products and follow U.S. market trends.	Lack of knowledge of U.S. brands by importers and retailers.
The growing retail industry is interested in carrying more U.S. products, including private label goods.	Lack of importer and retailer knowledge and training in purchasing, handling, and merchandising U.S. products.

Costa Rican importers, distributors and retailers generally like trading with U.S. exporters because of the reliability and quality of service.	Free trade agreement with China may increase competition.
Strong tourism sector (residential and traditional) provides opportunity for the food retail sector. More high-end grocery stores in tourist areas outside San Jose metropolitan area.	Registration of consumer-ready products process is slow and inefficient.
Economic climate in Costa Rica is improving and the Costa Rican population is beginning to consume higher quantities of frozen foods.	Some major retailers and importers have their own cattle farms, meat processing plants, bread processing facilities, etc. reducing the need for some imports.

SECTION II. ROAD MAP FOR MARKET ENTRY

Entry Strategy

U.S. products possess an outstanding reputation for quality and price-competitiveness. The lower tariffs on most processed food products as a result of the Central American Free Trade Agreement (CAFTA-DR) has resulted in higher imports of these products from the U.S. in 2009, 2010 and 2011. Based on preliminary data, imports of these products are expected to continue growing in the near term.

- Supermarket chains are best situated to be the main market for imported food products whose target customers are high and middle-income consumers. U.S. exporters should contact large importers, wholesalers/distributors or supermarkets directly.

- U.S. exporters can approach gas marts, grocery and mom-and-pop stores through major local suppliers (wholesalers/distributors).

- Be diligent when selecting a partner (an agent or a representative) in Costa Rica. Personal visits/meetings are highly recommended. Conduct a background check of the prospective partner before signing permanent contractual arrangement.

- The local partner should be able to provide updated information on consumer trends to identify niche markets, current market development (merchandising, point of sale and promotion activities), and business practices.

Market Structure

Walking into most Costa Rican larger and newer supermarkets is reminiscent of walking into a newer U.S. grocery store. Costa Ricans make their major grocery store purchases every two weeks, or as Latin Americans say, 'every 15 days'. Going to the large, new, brightly lighted stores with aisles upon aisles of food selection and options from all over the world has turned into a kind of outing experience that can occupy hours of a family's time. Supermarket purchases are supplemented with smaller purchases during the week at the traditional neighborhood store called pulperia or at 'mini-supers.' (See section on Traditional Markets).

As the five mega-retailers try to win new customers, some stores compete not only on price and selection but by providing numerous additional services under the same roof. A partial list of services or kiosks found in a supermarket's compound includes:

- Bakery
- Banking services
- Bill payment services: utilities, credit cards, etc.
- Cafeteria services
- Car and tire centers
- Carry out services
- Cell phone sales and service
- Coffee bars
- Deli services
- Dry cleaning services
- Fashion boutiques/kiosks
- Florists and plant shops
- Jewelry stores
- Locksmiths
- Office services
- Pharmacy
- Photo services
- Shoe repair
- Snack/soda shops
- Sushi-to-go
- Video rental

Most large supermarkets also offer a combination of 'loyalty points', their own credit cards, and a number of other amenities, like exercise programs (such as spinning on the weekends) to further entice and win-over customers.

CHANNELS OF DISTRIBUTION IN COSTA RICA FOR MAJOR SUPERMARKETS AND WHOLESALE CLUBS

- Suppliers to major supermarkets have wide range of distribution channels ranging from those for fancy foods to those for foods for mass consumption.

- Major food importers/distributors supply all major supermarket chains and provincial retailers.

- Distributors and wholesalers make constant in-store promotional activities. They have the support of personnel in every store and all distribution channels.

A. *SUPER STORES, SUPERMARKETS, HYPER MARKETS OR SUPER CENTERS, CLUB AND WAREHOUSE OUTLETS*

Company Profiles

Retailer Name and Outlet Type	Ownership	Sales ($Mil)/Year	No. of Outlets	Locations	Purchasing Agent Type
Walmart (including all formats)	U.S.	Not available	200	Nationwide Pali (Whlse discount) = 149 Urban/Rural Max X Menos (Supermarket) = 26 Urban/Rural Maxi Palí (Whlse./ discount) = 18 Urban/Rural Walmart (Superstore) = 7 Urban	Direct Importers
Gessa (including all formats)	Local	$ 151,300.00 / 2010 $ 168,600.00 / 2011	61	Nationwide 50% urban 50%rural Five profiles of stores: - Perimercado (Supermarket) = 19 - Jumbo (Supermarket/discount) = 6 - Super Compro (Whse. Discount) = 32 -Turribásicos (Supermarket) = 3 - most recently addition, Saretto = 1	Direct Importers (3%) Wholesalers/Distributor (97%)
AutoMercado	Local	Not available	14	Metropolitan Area, South Pacific Coast	No brokers used. Uses U.S. consolidators.

				90% Urban 10% Rural/Beach Area Guanacaste	Wholesalers, distributors Direct purchases.
PriceSmart	U.S.	Not available	5	San José, Alajuela, Heredia 100% Urban	Through U.S. headquarters-60% Regionally (Panama) & local-40%
Megasúper	Colombian	Not available	82	Nationwide 60%Urban 40%Rural	Direct Importers

Supermarket stores carry between 20,000 to 23,000 SKUs and a range of 300 to 5,000 brands. Approximately:
- 55 percent of their stores' products are imports (averages between 50 and 60 percent), and
- 32 percent of all imports are from the U.S. (averages between 20 and 40 percent).

Food retail executives repeatedly stated strong interest in:
- Being *the first* to bring new, different and exciting food products from the U.S. to their stores,
- Adding, or expanding different labels from the U.S., and
- Continuing, and/or expanding their relationships with U.S. suppliers and consolidators.

And also cited interest in the following items and activities:
- organic, healthy foods, frozen and fresh food products,
- possibly establishing a whole section within a supermarket offering tourists, pensioners and others, niche-brand products, and
- receiving training on special handling of high end food products (beef, processed foods, etc.).

Auto Mercado has seen a recent growth patterns and trends:
Food item Growth Percentage
Beer & Wine 10 %
Candies and Chocolates 11%
Canned Fruit 8%
Canned Vegetables 10%
Cereal 10%
Fish & Seafood 15%
Fresh Fruit 10%
Fresh Vegetables 10%
Frozen Vegetables 12%

Walmart: With its different formats, Mas X Menos, Palí, Walmart (before known as Hipermas) and MaxiPali (before knowns as MaxiBodega) reported an increase of sales during February 2012 of 14.6%. In 2011, according to Walmart, the company owned more than 80% of supermarkets in Costa Rica, making U.S. brands available at lower prices. In 2010 they opened 10 new stores and in 2011 added 21 new supermarkets. In 2012, they plan to open a new distribution center.

<u>Sam's Club</u>: The first store of purchases by membership in the Central American region. Costa Rica will be the fourth Latin American market that will have this format, since it already exists in Mexico, Puerto Rica and Brazil. They will compete with Pricesmart. They add up to the large list of supermarkets under the Walmart label in the country. The authorities of the enterprise estimate that the construction of this 'commercial ship' will take eight months. The store will be located in Curridabat. The arrival of Sam's Club joins the trend of growth of local supermarkets.

<u>GESSA</u>: Their convenience stores handle between 12,000 and 15,000 SKUs. The assortment in stores of imported products is approximately 60 %. The approximate percentage of U.S. imports is 30 %. Gessa, in the commercial area, has the Imports Department Montelimar Distribuidor dedicated to promote trade relations with international suppliers who are interested in developing business in Costa Rica.

<u>PriceSmart</u>: Arrived in the country in 1999 and now has a presence in the region. As of now, it's the only store that works with this format in the country and has 13 years in this country. Over the years, it has grown and now has five stores in Costa Rica (Zapote, Escazú, Heredia, Tibás and Alajuela).

B. CONVENIENCE STORES, GAS MARTS, KIOSKS
Company Profiles

Retailer Name and Outlet Type	Ownership	Sales ($Mil)/Year	No. of Outlets	Locations	Purchasing Agent Type
Inversiones AM PM & Fresh Market	Costa Rican	Not available	39 AM/PM Convenience stores. Goes from 6AM to 12 midnight = 27 Fresh Market –Upscale convenience store and food boutique = 12	Metropolitan Area	Direct purchase and Wholesalers constitute 75 per cent of their purchases.

<u>Inversiones AM/PM</u>: 27 urban stores selling some 2,500 products (mostly food-related) from some 600 brands in stores that are 150 to 350 square meters. Approximately 25 percent of AM/PM products are imports. AM/PM's prepared food sector experienced an astounding 400% growth, in 2010 over the previous year. Growth in prepared foods is attributed, in part, to San Jose's traffic congestion requiring people to leave home early, without breakfast, and eat lunch at locations close to work instead of returning home for lunch as Costa Ricans historically have done. G*allo pinto* (rice and beans), the nation's national dish, is now sold at convenience stores and consumed from plastic containers at work.
AM/PM opened four establishments in 2010 and in 2011 did the same with nine more. By 2012 they plan

to open 10 more. AM/PM is intent on selling products that are only quick, tasty, convenient and freshly made in AM/PMs kitchens and/or on location in their small self-serve counters which feature a variety of snacks and take-out foods.

Meanwhile, AM/PM has invented a new high-end hybrid within the convenience store sector and recently opened 12 *Fresh Market* convenience stores, or *food boutiques* catering exclusively to the upper class female shopper, affluent pensioners and ex-pats – to name a few. These 350 square meter food boutiques feature some 3,500 products, representing some 800 brands.

C. *TRADITIONAL MARKETS - "MOM AND POP" SMALL INDEPENDENT GROCERY STORES AND WET MARKETS*
Sub-Sector Profile

Estimates are that there are over 13,000 traditional grocery stores in Costa Rica. The concept of the traditional grocery store, or "pulperia" (*pul-per-ia*; also called *bodega*, or *tienda de alta frequencia* in other countries) is popular in Costa Rica and throughout Latin America.

These grocery stores which can be the size of a large closet, or as large as 5,000 square feet (called mini-supers), are, still today, the backbone of Latin America's food retail industry. It can be said that tastes are first cultivated in this very traditional, neighborhood store.

Depending on its size, a 'pulperia' can stock from 300 to >1000 items. Despite its limited variety (by U.S. standards), some customers are known to visit their favorite neighborhood 'pulperia', as often as four times a day. And while middle class Costa Ricans enjoy their biweekly visit to a large supermarket, many supplement the large weekly purchase with visits to these popular traditional markets which pepper most urban and rural neighborhoods.

There are three key distinguishing features of the Costa Rican, and Latin American pulperia:
- food items are sold in small packages, or the smallest unit packaged by manufacturers (i.e. small envelopes found in box with 10 small envelopes);
- food items are in limited quantity; and,
- an easy line-of-credit (no application, no credit cards required) to loyal clients is readily available.

Immigrants living in Costa Rica for dozens of years report having never shopped in a nontraditional store preferring to use the 'pulperia' for all grocery purchases.

Rural 'pulperias' and mini-supers or traditional mom-and-pop stores also fill an important niche providing rural residents, *tourists and pensioners* in remote beach and mountain resorts with all the basic conveniences not presently filled by gas marts, convenience stores or large supermarkets.

A new, expanded version of the 'pulperia', called 'mini-supers' has arrived and fills a position in between the large retail supermarket, the convenience stores and the 'pulperia'. These mini-supers carry thousands of products and are a combination of a 'dollar store' and a 'pulperia' containing a large variety of non-food items.

Traditional Markets can be used as an entry strategy and learning laboratory for U.S. exporters. U.S. exporters often think only in large sales and larger volumes. However**,** many U.S. food manufacturers are already packaging, for their U.S. consumers, food items which could have instant and ready appeal to Costa Rica's 13,000 'pulperias' as well as the millions of 'stores of frequent use' (tiendas de alta frequencia) that dominate Latin America's food retail sector.

A 'pulperia', for example, will sell the one-hundred-calorie cookie package (found in boxes containing 10, 100 calorie packages), or a .06 oz cylinder package of powder ice tea mix individually. A box containing 10 small envelopes, for example, produces 10 customers in Costa Rica's traditional markets. For financial and cultural reasons customers only purchase items for that day or the next day.

SECTION III. COMPETITION

The supermarkets have a wide range of quality and products. Pali is Costa Rica's cheapest supermarket, similar to Aldi in the United States. Pali continues to expand throughout the country and is the preferred supermarket for purchasing basics such as rice, beans and local canned items. Perimercado also offers economical choices for consumers, but not much variety or quality. MasXMenos is Costa Rica's oldest supermarket and known for its in-house butcher, good quality produce, wine and liquor. Mega Super stores generally found in rural areas and are similar to Perimercado. Automercado is a high-end supermarket. Although it is the most expensive, it also provides the best selection of domestic and imported goods. There are other supermarket chains that belong to established cooperatives and most of them are located in rural areas.

Foreign and domestic distributors, wholesalers and small grocery stores are also paths from the producer to the Costa Rican consumer. These distribution channels are alike for all food and agricultural products. Some products such as fresh fruit and meat entail special technical handling due to their short shelf life and storage requirements. Facilities that meet these requirements are readily available in Costa Rica since it is a large exporter to Central America and the Caribbean.

Food distribution firms, such as Grupo Constenla, S.A., Belca, Mayca and Pedro Oller are the main source of imports for wholesalers, restaurants, supermarkets and grocery stores. These firms are knowledgeable about the import market, have warehouses and own co-distributors who deliver the food throughout the country. Smaller-scale distributors are often contracted by larger distributors to deliver a smaller variety of products to retail stores in both rural and urban areas.

Import product prices are based on CIF value plus any existing import taxes, custom agent fees, in-country transportation costs, and other product-related costs such as change of label. The pricing usually excludes U.S. domestic marketing costs, allowing a more-competitive and attractive price in Costa Rican market. Prices are most commonly represented in dollars. Popular import agencies include: Expeditors Mar y Tierra, S.A., Corporacion Aeromar, Agencia Aduanal del Este and Tikal, Agencia Arce y Campos, among others.

There are over 1,300 companies in the Costa Rican food-processing sector. Encouraged by a relatively stable economy and government campaigns to foster the growth of small and medium sized enterprises, the Costa Rican food industry is steadily growing, incorporating technological advances that offer a wide range of locally produced and processed items. The food manufacturing sector represents 40 percent of the national manufacturing production and in 2011 this sector exported over $665 million.

Costa Rica has been incorporating advanced technologies into the conservation of locally produced foods - preserves, concentrates, deep freezing, canning, and packaging - thus opening the door to new markets and diversity, both for internal consumption and also for export. Key Costa Rica exports include coffee, bananas, sugar, preserves, jellies, heart of palm, concentrated tropical fruits, macadamia nuts, jalapeño peppers, food pastas, tropical sauces, tuna, and canned sardines -- among others. Tropical fruits and vegetables like bananas, pineapples, cantaloupes, watermelons, mangos, cassava, ginger, yams, roots and tubers, vegetables and greens -- produced both with conventional methods as well as organically -- have been very important products in the international markets, as much as for fresh food consumption as for fresh raw ingredients.

Locally produced products that present competition to U.S. exporters include: meats (processed), dairy products, coffee, spices and condiments (sauces), vegetable oils, candies and chocolates, pasta, snacks, bakery and pastry products, soups (powder), beverages (beer, bottled water, fruit juices), and, of course, tropical vegetables and fruits.

Neighboring countries (Central America, Mexico and Panama) have the advantage of proximity and export large amounts of certain food products to Costa Rica such as fish, beans, breakfast cereals, avocados, fresh fruits and vegetables. Relations between Canada and Costa Rica are strong and are highlighted by a 2002 bilateral treaty - the Canada-Costa Rica Free Trade Agreement (CCRTA).

Product Category	Major Supply Sources	Strengths of Key Supply Countries	Advantages and Disadvantages of Local Suppliers
Beverages Net imports: 22,919 tons US$19,449,148 million (CIF)	1. El Salvador – 23% 2. USA – 19.5% 3. Nicaragua – 15%	Proximity	Local brands are well positioned in the market at competitive prices.
Breakfast Cereals Net imports: 224,877 tons US$89,661,765 million (CIF)	1. USA – 75% 2. Canada – 20% 3. Mexico – 5%	Variety, marketing and high quality.	Less attractive presentation, but price competitive. Fewer "healthy" options.
Dairy Net imports: 11,759 tons US$28,407,138 million (CIF)	1. Panama – 30% 2. Chile – 26% 3. USA – 26%	Panama is price competitive, geographically close and has developed a long-standing reputation in the market. Chile is strong in branded processed	Local companies are strong in liquid milk, ice cream, yogurt, cultured milk drinks and sweetened condensed milk. They are all very strong companies although affected by rising production costs.

		cheese and cottage cheese. USA is strong in milk and cream, cheese and cottage cheese, buttermilk, butter and other fats derived from milk, dairy spreads and yogurt.	
Eggs & products Net imports: 907 tons US$2,397,968 million (CIF)	1. USA – 52% 2. Panama – 37% 3. Mexico – 7%	Variety, marketing and high quality.	All of local production is consumed.
Nursery products Net imports: 665 tons US$4,130,798 million (CIF)	1. Israel – 30% 2. Netherland – 12% 3. USA – 9%	Variety	Local products are strong.
Nuts Net imports: 1,828 tons US$7,582,558 million (CIF)	1. USA – 43% 2. Guatemala – 20% 3. Vietnam – 8.3%	Variety, marketing and high quality.	All of local production is consumed.
Pet Foods Net imports: 30,195 tons US$41,575,999 million (CIF)	1. USA – 40% 2. Mexico – 25% 3. Brasil – 9.2%	Variety, marketing and high quality.	Local brands are well positioned in the market at competitive prices.
Processed Fruits & Vegetables Net imports: 61,212 tons US$80,577,086 million	1. USA – 48% 2. Canada – 15% 3. Guatemala – 9.7%	USA dominates the market with its products, mainly to the food service market.	Local processors are major exporters, but their local supply is limited.

(CIF)			
Red Meats Net imports: 11,042 tons US$38,847,576 million (CIF)	1. USA – 46% 2. Nicaragua – 27% 3. Canada – 8.2%	Variety, marketing and high quality	Local brands are well positioned in the market at competitive prices.
Snack Foods Net imports: 51,034 tons US$127,514,591 million (CIF)	1. USA - 24% 2. Mexico – 20% 3. Guatemala - 18 %	Variety, marketing and high quality	Local producers are major food processors. They import food ingredients for snacks and snacks in bulk.

Source: Treasury Ministry of Costa Rica - Customs Department.

SECTION IV. BEST PRODUCT PROSPECTS

In general, the most favorable prospects continue to be bulk commodities (which represent roughly 62 percent of U.S. agricultural exports to Costa Rica in 2011.), but the area of high value products continues to offer good market opportunities as well. In recent years, consuming more convenience and healthy foods has been the trend and has resulted in good prospects for U.S. exports of fresh fruit (mainly apples, grapes, peaches and pears), processed fruits and vegetables (especially canned fruits), and snack foods (including chips, cookies and candies). Processed fruits and vegetables, especially mixed fruits, mixed vegetables, yellow and sweet corn, peas, mushrooms, and garbanzo beans generate strong import demand. The most significant trend in the growth of processed fruit and vegetables is the rise of imports of French fries. All frozen French fries are imported, since the specific type of potato required by the industry is not produced domestically. Therefore, the availability of French fries depends totally on imports. In Costa Rica, fast food chains, restaurants and hotels purchase 75 percent of the imported frozen French fries. The remaining 25 percent is distributed to supermarkets.

However, some of the American exports to Costa Rica are being negatively affected by exports at lower duties, mainly from Chile, with expected future competition from the European Union due to the recent signing of the EU-Central American Free Trade Agreement. Mexico, Chile and Guatemala are the main competitors of the United States in the Costa Rican fresh fruit, wines and vegetable market. The United States and Chile are exporting similar products to Costa Rica, but during different seasons. Imports from Chile take place from January to July. During the rest of the year, imports come mostly from the United States, except for those fruits available year-round. Costa Rica imports fresh fruits year-round, but about 70 percent of total domestic consumption of non-tropical fruits occurs during the Christmas season (October through December). Canada also poses slight competition in the fruit and potato sector because of 2002 FTA with Costa Rica.

Imports of snack foods from the United States are expected to grow based on consumer demand for a wider variety of imported products. Prospects for U.S. exports in this sector may improve depending on the progress of CAFTA-DR. Competing products are imported mainly from Central America (Guatemala and El Salvador) and from Chile, Argentina, and Europe on a smaller scale. Domestic production of potato chips, chocolates and other candies, and cookies also provides competition for the United States. These products are also exported to Central America.

In recent years, Costa Rica has accounted for more than 25 percent of all U.S. snack exports to the region. Expenditure data in two of the largest importing countries, Costa Rica and Guatemala, suggests that consumption is rising. Sales of chips, popcorn, chocolate, confectionary and cookies display an increasing trend. Imported snacks tend to be more expensive, targeting wealthier consumers, whereas locally produced snacks cater to the lower income market. Imports are thus likely to be those which fill this market niche. The growth of transnational supermarkets and the relinquishing of trade barriers through CAFTA-DR may also have contributed to the growing demand by establishing relationships with U.S. snack suppliers.

Top U.S. Export Product Prospects

Product	2010 Imports (Thousands USD)	2011 Imports (Thousands USD)	% Change 2010 in comparison to 2011
Vegetable oils (exc. soybean)	1,446	4,586	217.22
Breakfast Cereals	3,400	5,858	72.29
Red meat FR/CH/FR	8,085	8,457	4.60
Red Meats, Prep/Pres	980	1,766	80.28
Poultry	6,991	7,830	12.10
Dairy products	6,789	10,449	53.92
Fresh fruits	17,343	19,880	14.63
Tree Nuts	3,152	6,273	99.00
Processed fruit & Veg.	24,204	30,203	24.79
Snack foods	17.445	23,311	33.63
Fish and seafood	508,298	665,757	30.98
Wine and Beer	1,462	2,058	40.71

Source: BICO

SECTION V. POST CONTACT AND FURTHER INFORMATION
I. U.S. Embassy San José, Costa Rica.

Department of Agriculture
Foreign Agricultural Service
Phone: (506)-519-2333 Fax (506) 519-2475
E-mail: agsanjose@usda.gov
http://costarica.usembassy.gov/fas.html
Kevin Smith, Agricultural Counselor
Kelly Stange, Agricultural Attaché
Víctor González, Agricultural Specialist
Illeana Ramírez, Agricultural Marketing Specialist
Cynthia Smith-Palliser, Agricultural Marketing Assistant

Sources:
Banco Central de Costa Rica
http://www.bccr.fi.cr/indicadores_economicos_/Produccion_empleo.html

FAS Office of Agreements and Scientific Affairs (OASA)
BICO

Periódico El Financiero No. 854
Periódico La Nación 03/19/2012 , 03/15/2012
Diario Extra 01/18/2012
http://walmartstores.com/AboutUs/9763.aspx

Voluntary _ Public

Date: 12/30/2010
GAIN Report Number: PN10010

Panama

Post: Panama

2010 Exporter Guide Report

Report Categories:
Exporter Guide
Approved By:
Kelly Stange, Regional Agricultural Attaché
Prepared By:
Arlene Villalaz, Agricultural Specialist

Report Highlights:
This report reflects how Panama has sustained improvement in public finances, underpinned by recent tax reforms, and the economy's resilience to the global financial crisis and associated recession. It also discusses the ongoing expansion of the Panama Canal, an ambitious public infrastructure investment plan and an expanding services sector that benefits from the country's emerging role as a regional hub for trade. Finance and transportation will support Panama's growing economic resilience and diversification. All of the above indicates that Panama is one of the best countries in Latin America to export goods, taking into account the increase in demand for high quality and diverse food products.

General Information:

TABLE OF CONTENTS:

SECTION I. MARKET OVERVIEW:

Panama has historically served as the crossroads of trade for the Americas. Its strategic location as a land bridge between two oceans and the meeting of two continents has made Panama not only a maritime and air transport hub, but also an international trading, banking, and services center.

Panama achieved Investment Grade status from the three major rating agencies between March and June of 2010. Since that time, Panama has continued on a path of growth and development.

Despite the financial crisis, Panama's economy managed to grow by 3.2 percent during 2009. After demonstrating positive economic growth in 2009, economic activity has picked up, with a GDP of $25.8 billion for 2010 with a growth rate of 7.0 percent. Growth was spearheaded by the transportation, telecommunications, commercial and tourism sectors. Panama's economy is based primarily on a well-developed services sector, accounting for about 80 percent of GDP. Services include the Panama Canal, banking, the Colon Free Zone, insurance, container ports, and flagship registry.

The Colon Free Zone (CFZ), the second largest in the world after Hong Kong, is a vital trading and transshipment center serving the region and the world. CFZ imports – a broad array of luxury goods, electronic products, clothing, and other consumer products - arrive from all over the world to be resold, repackaged, and reshipped. Because of this product mix, U.S. market share is somewhat lower in the

CFZ than in Panama. Hong Kong is the CFZ's biggest supplier, while Colombia and Ecuador are the two largest destinations for exports from the CFZ.

Panama is once again on pace to outperform regional and global averages in terms of real GDP growth. Meanwhile, inflation returned to low levels after the 2008 spike, with a level of 2.4 percent in 2009 and a forecast of 3.3 percent for 2010.

Foreign direct investment (FDI) remains one of Panama's main drivers for growth, increasing by 26 percent in the first half of 2010, vis-à-vis the same period last year. FDI inflows reached US$1.7 billion in 2009, or 7.3 percent of GDP.

Panama has no restrictions on the outflow of capital or outward direct investment. Its accession to the World Trade Organization in mid-1997 opened up trade and lowered tariffs across the board, giving Panama the lowest average tariff rate in Latin America.

2011 and 2012 will represent the years of greatest activity in the civil works of the Panama Canal Expansion, translating into the largest demands for jobs and funds of project as public investment kicks in. As of August 31st, 2010, the Panama Canal Authority (ACP) had awarded contracts totaling US$3.95 billion. In fact, the Panama Canal recently celebrated its 1 millionth transit with the announcement it had closed FY2010 (Oct.1-Sept.30) with 300.7 million tons of transit during a difficult year for the global economy. The Canal's all-time highest record is 312.9 million tons, which was recorded in the boom year of 2007. Canal toll revenue for FY2010 (Oct.1-Sept.30) reached US$1.466 billion, which represent a US$28 million increase from the US$1.438 billion collected in FY2009. $754 million were the dividends budgeted to be paid out by the ACP to the Panamanian State Treasury in FY2010.

The Panamanian economy recorded a positive balance of US$1.12 billion in its capital account for the first half of 2010.

External operations done by the banking sector reached US$512 million in bonds and securities issued abroad. Additionally, short and long term loans with international banks and financial entities increased to US$51.2 million.

It now appears that even the revised figure of 9 percent nominal GDP growth will be easily passed for 2011. Revised revenue forecasts for 2010 are closer to those originally anticipated for 2011. It is highly likely that this trend will continue, given how recent growth perspectives have outperformed the base assumptions used to create the strategic government plan. Given these circumstances, a fiscal performance superior to that planned in accordance with the Social Fiscal Responsibility Law (SFRL) is likely to be accomplished, that will allow the weight of public debt in relation to GDP to reduce to levels below 40 percent.

As of December 31, 2009, the balance in global bonds of the Republic of Panama amounted to US$ 8.07 billion and a coupon of 5.20 percent, representing 73.6 percent of total public debt. The EMBI+ index is a clear example that international markets recognized Panama's achievements as the Republic's global bonds traded at similar or lower spreads to those of countries with the Investment Grade rating. The Credit Default Swaps (CDS) of the Republic of Panama are currently quoting below the levels of countries which had achieved Investment Grade prior to Panama.

Investment grades given to Panama, due to a sustained improvement in public finances, underpinned by recent tax reforms, and the economy's resilience to the global financial crisis and associated recession, also the ongoing expansion of the Panama Canal, an ambitious public infrastructure investment plan and an expanding services sector that benefits from the country's emerging role as a regional hub for trade, finance and transportation will support Panama's growing economic resilience and diversification:

- Fitch Ratings (March 23, 2010): BBB- Positive
- Standard & Poor's (May 25, 2010): BBB- Stable
- Moody's (June 9, 2010): Baa3 Stable

The recently released World Economic Forum Global Competitiveness Index 2010-2011 saw Panama jump 6 places from 59th to 53rd in the world. Panama ranked as the second most competitive country in Latin America, trailing only Chile. Panama's competitive advantages clearly lie in its productive infrastructure, the ability to attract FDI, its sophisticated financial sector, and an improving technological platform. Also, Panama is ranked as having the highest air connectivity in the Americas by the International Air Transport Association (IATA). The Tocumen International Airport has become the preeminent air transportation hub in the Latin American region.

The Panamanian Government is a firm believer in free trade and commercial openness. Panama's economic success is tied to a healthy and prospering global trade system. In this way, Panama recognizes the clear link between free trade and competitiveness and seeks to join an elite group of countries that have achieved growth and development through trade. Panama has Free Trade Agreements in force with: Chile, Singapore, China (Taiwan), Central America (Costa Rica, El Salvador, Guatemala, Honduras, and Nicaragua). Also it has Free Trade Agreements requiring partner's formal sanction: Canada, European Union and United States. Currently Panama is negotiating or starting negotiations for free trade agreements with Peru, Colombia, European Free Trade Association, South Korea.

Panama's Population (May 2010) is 3,322,576. The annual population growth rate is 1.503 percent, with open Unemployment of 4.7 percent

Panama's diversified food industry is a major and stable sector of the economy. Many local companies have been acquired or have teamed up with multinational corporations as a strategy to increase global exports. Besides bananas, sugar, seafood, shrimp, fishmeal, coffee and meat, exports of other products, such as alcoholic beverages, fruits and vegetables, poultry and eggs, have increased significantly in recent years.

The U.S. continues to be Panama's leading trading partner. Panama's largest food import suppliers are as follows: United States (66.35 percent with 416,212.22 Metric Tons of Food Products), Costa Rica (8.18 percent), Colombia (7.37 percent), Mexico (3.45 percent) and Argentina (2.01 percent). Most of the food imports from the United States are bulk agricultural commodities such as yellow corn for feedstock, wheat, soybean meal for feedstock, rice and snack foods.

Consumer attitudes and many brand preferences are similar to the United States, U.S. television, radio and magazines are all available and popular in Panama. Panamanians frequently travel to the U.S. for vacation, medical treatment, study and business. Their buying patterns and tastes are similar to those of U.S. consumers.

U.S. goods and services enjoy a reputation for high quality and are highly competitive. Panama boasts the highest per capita GDP in the region at around US$ 11,700 (2008 est. purchasing power parity).

Advantages	Challenges
Political situation stable/democratic for 21 consecutive years after end of military dictatorship. Strong political alliance with the U.S. Favorable position towards U.S. policies and interests in all international organizations.	Possible competition from other countries such as Canada, European countries, Guatemala, Costa Rica Chile and China. Free Trade Agreements with other countries may be in detriment of U.S. food products, especially if the Trade Promotion Agreement is not ratified in the U.S. Congress and U.S. Senate.
U.S. Panama SPS and TBT Agreement that entered into force in February 2007 eliminated SPS barriers. Importing products from the U.S. is now easier than from other countries. The Panamanian Food Safety Authority works quickly and transparently with respect to the enforcement of food import, food registration and regulations.	Strong competitors: For snacks and processed foods – Central America countries and China. For fruits and other products, Chile and Mexico. For grains and oils: Argentina, Canada and Brazil. For meat, Canada. For Dairy products: Costa Rica, Argentina, New Zealand and Australia.
U.S. dollar economy since 1904.	Poverty and unemployment affect consumers' buying power. World economic situation is affecting Panama as well, but at a smaller scale.
GDP growth higher than the region's average during the last few years (7 percent in 2010). Economic future looks promising with expansion of the Panama Canal project leading this trend.	Rising energy costs, commodity prices, and food prices hurt small economy.
Strong preference for U.S. way of life, manner of doing business, and products.	Income distribution is highly skewed toward a relatively small, consumer goods-oriented, economically powerful class. This class enjoys a very high level of disposable income. They prefer high quality trend-setting goods where price is a secondary determinant in the purchasing decision.
More U.S. citizens relocating/retiring in Panama will increase demand for American food products. And Venezuelans, Colombians and	Continued improvements in the areas of educational and judicial reform will be critical for Panama to improve its business

Europeans that has immigrate in Panama as Foreign Investors will increase the demand for High Quality food products, which the U.S. can offer.	competitiveness standing in the region.
Strong financial and transportation sectors facilitate international trade flows.	
The Colon Free Zone attracts a wide variety of consumer oriented food and beverage products. Panamanian consumers have access to more goods than often available in such a small country.	

SECTION II. EXPORTER BUSINESS TIPS

Due to its open economy, Panama has no market access problems. One of the more common market entry options is to appoint an agent or distributor. Another option is to find a local partner who can provide market knowledge and contacts. Other businesses have been successful via licenses or franchises.

According to Panama's constitution, nationals and foreigners are treated equally under the law. Both Panamanian and foreign companies must fulfill the same basic requirements to organize and operate most types of business activities in Panama. There are restrictions on foreigners participating in retail trade and practicing certain professions.

There is no law regulating the relationship between international suppliers and local agents and distributors. This relationship is only governed by the private agreements made between the parties involved. In cases of contract termination or disputes, the private contract clauses prevail over any other document or practice.

Individuals may engage in business activities in their own names or through legal entities. The most commonly adopted form of legal entity is the corporation (Sociedad Anonima, or S.A.). Other types of legal entities commonly used in Panama are general partnerships, simple limited partnerships, joint stock partnerships, and limited liability companies. Two or more persons of any nationality may organize a corporation for any lawful purpose. They do not have to be domiciled in Panama. The articles of incorporation may be executed anywhere, even outside of Panama, and in any language, provided a Spanish translation is submitted for registration. There are no requirements regarding the amount paid in capital. There are no nationality or residence requirements for shareholders. Neither the directors nor the officers are required to be shareholders.

Panama is receptive to U.S. style franchising. The market for both specific and general franchising opportunities is attractive. Panama maintains no control on royalty payments or transfers. Recreation, entertainment services, fast food, automotive, and hotel and motel franchises are readily marketable as the local market demands better facilities and services. The U.S. Embassy recommends consulting a local attorney for details on how to set up a franchise in Panama.

Local laws allow companies and individuals to import directly with no intervention from agents or distributors. This situation opens the door for a direct marketing approach especially in certain sectors such as industrial goods, industrial machinery, agricultural equipment and other high value equipment or machinery.

Panamanian Importers who are the decision-makers are fully bilingual (Spanish-English), therefore the U.S. Exporter should have a personalized approach with consistent attention in service and delivery with frequent visits and follow-ups. It is important to have a Custom Agent (Broker) with experience that can work in importing the food products, with the Importing Company.

The Exporter should arrange with the Importer how to protect and register the trademarks. And provide display samples and volume flexibility in orders.

SECTOR III. MARKET SECTOR STRUCTURE AND TRENDS:

Business practices in Panama are very similar to those in the United States. Business tends to be direct and straightforward. On average, Panama City accounts for 65 percent of total national sales of consumer goods. The remaining 35 percent is distributed among the principal cities of David, Colon, Santiago and Chitre.

Generally, the marketing channel structure in Panama is simple. Direct importers act as wholesalers and in many cases also as retailers. This situation is common in the case of apparel, automotive parts and hardware products. In the case of consumer goods, food and medicines, the retail operation is separate from the wholesale operation. For industrial goods, sales are normally handled by local exclusive agents or distributors. In other cases, local firms order directly from U.S. brokers or the manufacturer. Some of Panama's major importers are also regional distributors for Central and/or South America, with warehousing facilities located in the Colon Free Zone (CFZ). Generally, CFZ importers/distributors have affiliated stores in Panama City for retail sale to the local market.

Most of Panama's trade moves through the Atlantic ports of Manzanillo, Cristobal and Evergreen, and Balboa on the Pacific. The Tocumen International Airport handles the bulk of Panama's air cargo.

Panama has the highest per capita income in Central America. However, the majority of income is skewed to a small, consumer goods-oriented economic class. These upper-middle and upper income class families have high levels of disposable income. They are interested in purchasing high quality, trend-setting goods. Price is less of a factor in purchasing decisions made by this class than for the middle and lower income classes. The majority of Panamanians are interested in quality, but price still plays a more important role in the purchase decision.

The use of the U.S. dollar as legal currency and consumer preference for high quality products at competitive prices are two reasons for high acceptance of U.S. products in Panama. Overall, U.S. products are well accepted in the market and are considered of good quality. However, in many instances, U.S. products must compete against lower priced products especially from Asia.

Preference continues to grow towards supermarkets and away from traditional markets. Today's supermarkets are able to offer reduced consumer prices relative to traditional retail, and in effect, raising real income. Supermarkets exhibit increasing product safety and diversity, within the 5 largest supermarket chains: Super 99 (owned by the President of Panama, Ricardo Martinelli), Supermercado Rey, Super Xtra, Riba Smith and Machetazo.

Television and newspaper advertising are the promotion tools of choice for the majority of distributors of U.S. products. E-mail marketing is becoming increasingly popular, especially for services. Panama has a very competitive advertising market, with standardized pricing and very good production quality. Additionally, trade shows, specialized seminars and exhibitions are effective tools for trade promotion. Special sale prices during events such as Mother's and Father's Day, Back-to-School, and Easter are usually advertised in newspapers during weekends.

Most foreign manufacturers of consumer products maintain a high profile presence in the country through newspaper ads, large billboards, sponsored sports events, and TV advertising. Radio advertising is mainly used outside of the Panama City metropolitan area. Major Newspapers:

- La Prensa: http://www.prensa.com
- Panama America: http://www.pa-digital.com.pa
- La Estrella de Panama: http://www.estrelladepanama.com

Import product prices are based on CIF value plus any existing import taxes, custom agent fees, in-country transportation costs, and other product-related costs such as change of label. The pricing usually excludes U.S. domestic marketing costs, allowing a more-competitive and attractive price in the Panamanian market.

SECTION IV. BEST HIGH-VALUE PRODUCT PROSPECTS:

The best prospects for U.S. Food Exports to Panama continue to be bulk commodities (yellow corn, paddy rice, soybean meal, wheat flour), but the area of high value products continues to offer good market opportunities as well. In recent years, consuming more convenience and healthy foods has been the trend and has resulted in good prospects for U.S. exports of fresh fruit (mainly apples, grapes, peaches and pears), organic foods, processed fruits and vegetables (especially canned fruits), and snack foods (including corn chips, pop corn, cookies and candies). Processed canned fruits and vegetables, especially mixed fruits, mixed vegetables, yellow sweet corn, peas, mushrooms, and garbanzo beans generate strong import demand.

U.S. Agricultural Exports Statistics to Panama attached.

SECTION V. KEY CONTACTS AND FURTHER INFORMATION:

1. **U.S. Embassy Commercial, Agricultural and Trade-Related Contacts**

   U.S. Department of Agriculture (USDA)
   Foreign Agricultural Services (FAS)
   Phone : (507) 207-7297

Fax: (507) 207-7163
Email: AgPanamaCity@fas.usda.gov
Website : http://panama.usembassy.gov/fas.html
Mr. Kevin Smith, Regional Agricultural Counselor (based in San Jose, Costa Rica)
Ms. Kelly Stange, Regional Agricultural Attaché (based in San Jose, Costa Rica)
Miss. Arlene Villalaz, Agricultural Specialist for Panama
Ms. Maria Victoria Guardia, Administrative Assistant for Panama

Economic Section, U.S. Department of State
Embassy of the United States of America, at Panama city
Jonathan A. Plowman, Counselor for Economic Affairs
Tel: (507) 207-7301

U.S. Commercial Service
Tel: (507) 207-7000
Fax: (507) 317-1658
www.buyusa.gov/panama/en/
Mr. Daniel Crocker, Senior Commercial Officer
Tel : (507) 207-7388
Email: Daniel.Crocker@trade.gov

2. Public Institutions:

Autoridad Panameña de Seguridad de Alimentos (AUPSA)
Panamanian Food Safety Authority
Dr. Alcides Jaen, General Administrator
Tel: (507) 522-0005
Fax:(507) 522-0014
Web Site: www.aupsa.gob.pa
Email: aupsa@aupsa.gob.pa

Ministerio de Comercio e Industrias,
(Ministry of Commerce and Industry)
Mr. Roberto Henriquez, Minister
P.O. Box 0815-01119
Panama, Republic of Panama
Tel: (507) 560-0661
Fax: (507) 560-0663
Web Site: www.mici.gob.pa

Ministerio de Desarrollo Agropecuario,
(Ministry of Agricultural Development)
Mr. Emilio Kieswetter, Minister
P.O. Box 0816-01611
Panama, Republic of Panama

Tel: (507) 507-0603
Fax: (507) 232-5045
Web Site: www.mida.gob.pa

Ministerio de Salud,
(Ministry of Health)
Dr. Franklin Vergara, Minister
P.O. Box 0816-01611
Panama, Republic of Panama
Tel: (507) 512-9100
Fax: (507) 512-9240
Web Site: www.minsa.gob.pa

3. American Chamber of Commerce and Industry of Panama (AmCham)
P.O. Box 0843-0152
Panama, Republic of Panama
Mr. David Hunt, Executive Director
Tel: (507) 301-3881
Fax: (507) 301-3882
Web Site: www.panamcham.com

4. ACOVIPA - Panamanian Association of Importers and Distribuitors of Food Products
Mr. Rigoberto Gonzalez, Executive Director
Tel: (507) 236-2459
Fax:(507) 236-9163
Email: acovipa@eveloz.com

BIBLIOGRAPHY:

- Gross Domestic Product Report. General Comptroller of Panama, National Institute of Statistics and Census. December 2010.
- Doing Business in Panama: 2010 Country Commercial Guide for U.S. Companies. U.S. Foreign Commercial Service and U.S. Department of State, 2010.
- Investment opportunities through the Strategic Development Plan. Ministry of Economic and Finance of Panama. November 2010.
- 2010 Trade Policy Monitoring Annual Report for Panama. Foreign Agricultural Service. December 2010. http://fasintranetapps-gain.fas.usda.gov/Applications/FileDownLoad.aspx?FileID=6008
- 2010 Food and Agricultural Import Regulations and Standards - Narrative. FAIRS Country Report for Panama.
- Panamanian Food Safety Authority. Statistics of Food Imports. 2010

APPENDIX - STATISTICS

USDA Foreign Agricultural Service

GAIN Report

Global Agricultural Information Network

Required Report - public distribution

Date: 12/4/2013

GAIN Report Number: BR13011

Brazil

Retail Foods

Approved By:

Michael Fay, Director

Prepared By:

Fabiana Fonseca, Agricultural Marketing Specialist

Report Highlights:

The Brazilian food retail sector is emerging among the top retail markets in the world. Domestic and global players are adopting aggressive strategies which make the business environment competitive and difficult for newcomers. Despite timid economic performance, the industry continued to grow and revenues rose 8.3 percent to $122.7 billion, in 2012.

SECTION I. Market Summary

For the ninth consecutive year, the Brazilian retail industry has grown. According to the Brazilian Supermarket Association (ABRAS), retail sales increased 8.3 percent in nominal terms and 2.3 percent in real terms, generating total revenues of R$243 billion (US$122.7 billion) in 2012. The slowdown in the global economy affected Brazil's GDP growth and continues to generate significant uncertainties in the local economy. From retailers' perspective there has been a clear drive to seek growth opportunities as the sector is mostly driven by domestic demand, which has remained reasonably healthy. In 2012 the retail sector accounted for 5.5 percent of Brazil's GDP and according to ABRAS, all indicators that help establish the industry performance were positive. The number of stores increased from 82,010 to 83,572 (1.9 percent); the number of employees also went up from 967,720 to 986,089 (1.9 percent); sales floor expanded from 20.6 million square meters to 21 million square meters (2.0 percent); and the number of check-outs increased from 206,627 to 210,245 (1.8 percent). Another indicator that tracks industry changes is the Retail Revenue index, since 1990, the base period, it captures industry changes. Regardless of the challenging economic scenario, the retail sector presented a 5 point increase in 2012, maintaining the upward trend of the past nine years.

RETAIL REVENUE INDEX
(Deflated by IGP-DI index, 1990=100)



Source: ABRAS

The Brazilian food retail sector is characterized by the traditional format, stores with one check-out, and the supermarket format, stores with two or more check-outs. According to ABRAS, in 2012, the group of stores with two or more check-outs increased sales by 8.3 percent (2.5 percent in real terms), while the group of traditional stores expanded sales by 7.9 percent (1.9 percent in real terms). The results reached by the two groups confirm the sector trend: supermarkets keep growing at faster pace. In 2012, this group gained 1 point and accounted for 92.5 percent of overall sales. In number of stores, the share of supermarkets (38.8 thousand stores) was still below the number of traditional stores (44,800). In the past decade the supermarket format has gained ground, reaching 46.4 percent of the total number of stores in 2012.

RETAIL SALES PERFORMANCE (%)



RETAIL PERFORMANCE IN NUMBER OF STORES (thousand)



Source: ABRAS

Large food retail companies are constantly looking for expansion opportunities. Over the past few years, the largest retailers were involved in acquisitions and also started to acquire companies specialized in other type of non-food business, adding different services to their operations, such as pharmacies, gas station, restaurants, etc. Cash & carry is one of the other services many companies added to their business. In 2012, this format added R$43.2 billion (US$21.8 billion) to retail revenues and represented 18.5 percent of total sales. Although, food retailing continues to be the main activity for the largest firms, food, as a share of total sales is declining. In 2011, food retailing represented 65.5 percent of total revenues, while in 2012 it accounted for 64.5 percent of total sales.

RETAIL SALES BY TYPE OF SERVICE (%)



Legend:
- Supermarket
- E-commerce
- Cash & Carry
- Gas station
- Drugstore
- Household Appliances

Source: ABRAS

<mark>The three largest food retailers, Pao de Acucar, Carrefour and Walmart are the ones with widest geographic coverage. These three companies maintained 22.6 percent of the retail market (considering only supermarket operations), showing that the level of concentration in the Brazilian market is still low. According to retail analysts, regional chains balance the power of the larger companies as they are well established in their geographic area and well aware of the local culture. ABRAS points out that regional chains are investing and expanding their presence within the region to block the penetration of larger supermarket companies.</mark>

The share of the three top companies slightly changed in the previous year, it went up only 0.4 points in 2012, from 22.2 in 2011 to 22.6 in 2012. The expansion of the top five food retailers was more significant, it rose 1.9 points, from 26 percent to 27.9 percent. The reason behind this result is the acquisition of Prezunic by Cencosud. Prezunic added approximately R$2.6 billion (US$1.3 billion) to Cencosud's revenue. Retail analysts do not believe there will be major changes in the near future. The current scenario is only expected to change if one of the top food retailers starts up an acquisition process. When observing the movement made by the top 10, top 20 and the top 50 chains, their positive result was mostly driven by organic growth. As mentioned before, regional, medium size companies are consistently investing in their original markets, turning their territory into a harder battlefield for competitors.

RETAIL CONCENTRATION (%)


29.5
25.8
22.2
22.6
31.8
28.5
26.0
27.9
36.6
33.1
31.0
32.9
41.8
38.9
36.8
39.4
46.5
44.7
43.4
46.8
Top 3
Top 5
Top 10
Top 20
Top 50
2009
2010
2011
2012

Source: ABRAS

In 2011, ABRAS surveyed food retailers to set a profile of Brazilian stores. The stores were divided into six categories, according to their format (convenience, limited assortment, supermarkets, hypermarket, supercenters, retail/wholesale clubs). According to the study, in 2011 the most common format was the supermarket, which presented the following characteristics: average size of 1.3 thousand square meters; average assortment of 15.4 thousand items (22.3 percent non-food items); average number of check-outs of 11.6 units. The convenience format came next. On average, the size of this type of store reached 74 square meters, with an assortment of 2,596 items (31.1 percent non-food). The limited assortment stores reached 337 square meters on average and supplied 6,359 items (27.5 percent non-food). For large size formats, hypermarkets and supercenters on average occupied an area of 5.3 thousand square meters, with 32.6 check-outs and 34,216 items (50 percent non-food). Retail/Wholesale clubs offered 17,469 items in stores of 2.7 thousand square meters. When analyzing revenues, supermarkets accounted for 76.8 percent of gross sales; hypermarkets accounted for 13.1 percent; retail/wholesale clubs 6.4 percent; convenience stores 2 percent and limited assortment stores for 1.6 percent. Although the Association had not updated this information in 2012, retail analysts state there were no significant changes in these profiles.

STORE FORMATS

SALES AREA	AVERAGE SALES AREA (m^2)	AVERAGE # of CHECK-OUTS	AVERAGE # of ITEMS	FOOD ITEMS (%)
Convenience	74	1.4	2,596	68.9
Limited Assortment	337	4.3	6,359	72.5
Supermarkets	1,293	11.6	15,379	77.7
Hypermarkets/ Supercenters	5,276	32.6	34,216	49.9
Retail/Wholesale Clubs	2,747	17.6	17,469	91.8

Source: ABRAS

ABRAS also captures the performance of the various departments within supermarkets. The food departments are divided into the following: dry grocery, perishable, liquid grocery, meat, produce, bakery, seafood and deli (ready-to-eat), pet food and flowers. In 2012, food accounted for 72 percent of total sales, 1.6 point above the previous year. As per individual performance no significant changes were observed, the share of the various departments in general terms remained steady. The grocery category reached the highest growth of 0.7 points. This category

includes items of basic needs and commodities and is considered very sensitive to the gains or losses of lowest-income families.

SHARE OF FOOD AND BEVERAGE ITEMS BY CATEGORY AT RETAIL (%)



Source: ABRAS

ABRAS also follows the performance of imported products, private label and organics within supermarkets. For imported products, overall sales decreased 2.5 percent in 2012, while in 2011 this category represented 3.8 percent of total revenues. Share of private label products also fell from 4.1 percent to 3.5 percent, while sales of organic products slightly increased from 0.5 percent to 0.75 percent. According to local importers the decrease in imports' share of total sales is not solely related to dollar fluctuation or aversion to risk in a climate of economic uncertainties. In 2012, the Brazilian Government started a process of investigation to implement safeguard measures on wine imports. Related to safeguard measures were discussions to increase import tariffs on wines to 55 percent. The safeguard discussions lasted about 7 months, and had a negative impact on wine imports. Since wine is an important element in the imported food category, uncertainly on duties affected total imports.

The supermarket sector continues to be an important distribution channel in Brazil and producers who wish to access the market through this channel should be aware of major challenges and advantages:

ADVANTAGES	CHALLENGES
Retailers offer foreign goods to differentiate themselves from competitors, develop new niche markets and gain high-end consumers' attention.	Most luxury goods come from Europe. Consumers easily associate Europe with sophistication and tradition.
Price is not always the determinant purchasing criteria for high-end consumers.	High-end consumers are more demanding regarding other aspects of products such as innovation, packaging, status, new trends, etc.
Brazilian importers are frequently searching for new-to-market products as they must update their portfolio from time to time in order to compete.	Importers tend to buy small quantities to test market. US companies are often not predisposed to sell small quantities.
The US food industry is able to respond to consumer demand promptly, regardless of the segment of products.	Consumers perceive US food products to be overly processed and relatively unhealthy.

SECTION II. Road Map for Market Entry

I. Entry Strategy

The agribusiness sector is an extremely important sector for Brazil as the country is a major producer of several commodities. Different than other Latin America countries, Brazil is self-sufficient in food supply. The Brazilian food industry is well developed and the presence of major multinationals is already consolidated in the market. The local industry is modern and diverse and can meet most everyday needs. This combined with high duties and time consuming import procedures puts imported food products into a luxury category. When approaching the Brazilian market, exporters should be aware that most imported foods and beverages will not compete directly with local products in price terms. Producers from around the world face high freight costs and import tariffs. Exceptions to this are Mercosul countries (Argentina, Paraguay, Uruguay and Venezuela) and Chile, as these countries enjoy duty-free and preferential treatment, respectively.

U.S. food and beverages directly compete with European counterparts. Both are positioned within the premium price category. According to importers, the shelf price of imported goods is 2-5 times the FOB price at origin. As a result, U.S. exporters must evaluate the extent to which their products can compete and maintain attractiveness. Because approximately 80 percent of food and beverage distribution takes place through retail stores, developing a relationship with retailers will be more likely to guarantee visibility and country-wide and regional coverage. The commercial power of the retail industry vis-à-vis food suppliers has steadily increased over the past years. Retailers are well aware of their importance in the food distribution system and their advantageous position in comparison with suppliers. They exert considerable purchasing power as they reach the overwhelming majority of Brazilian households. For retailers, foreign products may be imported directly from the processor or distributor or purchased locally from an importer. When conducting an import operation, both follow the same purchase pattern for initial purchases: wide variety and small quantities. Despite the size of the company, the conservative profile is a common characteristic for testing a new to market product.

U.S. exporters should always consider the U.S. Agricultural Trade Office (ATO) in Sao Paulo as an initial source of information and market guidance. The ATO maintains direct contact with the major players in order to facilitate market entry and is also able to provide assistance on Brazilian legislation and standards for imported goods. U.S. companies can test market through ATO marketing activities and also profit from its market intelligence. As a first move, exporters should always make sure their products have access to enter the market. Such issues can be cleared with ATO before initiating a conversation with a local buyer.

II. Market Structure

Imports of foods, beverages, ingredients or consumer-ready products may occur directly or indirectly. As per retail imports, volume is the determining factor. If the volume to be imported does not justify the operation, retailers will prefer to purchase imported items locally from importers/distributors. While avoiding the middleman is a general goal, it only happens if retailers are able to fill containers and keep overhead costs in check. When launching new-to-market products, Brazilian buyers are hesitant to purchase full containers of single products while, on the other hand, U.S. suppliers are often unwilling to deal with small volumes. Oftentimes exporters are cautious to do business with a single supermarket chain as their perception of reaching consumers through a single source does not seem attractive. This perception does not always correspond to the reality. It is a matter of strategy, as retailers may achieve significant market penetration.

MARKET STRUCTURE FOR IMPORTED FOOD AND BEVERAGE PRODUCTS IN BRAZIL





To demonstrate the potential of each Brazilian region and state, ABRAS divided supermarket revenues geographically, based on revenues generated by the top 500 supermarket chains. This information may guide U.S. exporters when designing their strategies toward the Brazilian market and help them evaluate whether or not a specific supermarket chain may or may not represent a potential opportunity.

The Southeast region of Brazil, which comprises the states of Sao Paulo, Rio de Janeiro, Minas Gerais and Espirito Santo, continued to be the economic engine driving supermarket sales. It generated more than half of revenues in 2012, 56.3 percent. The South region, composed of Parana, Rio Grande do Sul and Santa Catarina, made up 21.2 percent of sector gross sales. The Northeast region, which includes the states of Alagoas, Bahia, Ceara, Maranhao, Paraiba, Pernambuco, Piaui, Rio Grande do Norte and Sergipe, summed 13.4 percent of total sales, the North region, which gathers the states of Acre, Amapa, Amazonas, Para, Rondonia, Roraima, Tocantins, amounted 2.7 percent of total sales, while the Central-West, composed by Mato Grosso, Mato Grosso do Sul, Goias and Distrito Federal, amounted to 6.5 percent.

RETAIL SALES BY REGION (%)



STORES DISTRIBUTION BY REGION (%)



Source: ABRAS

Considering the performance of states individually, Sao Paulo maintained the leadership, totaling 34.1 percent of overall supermarket sales. The second and third position was followed by two other Southeast states, Minas Gerais and Rio de Janeiro, reaching 10.6 percent and 10.2 percent of revenues, respectively. Alone these 3 states amounted 55 percent of supermarket revenues, while the top 10 states summed 87.1 percent of revenues.

BRAZILIAN RETAIL SALES BY STATE (2012)

RANK	STATE	REGION	% GROSS SALES (R$ Billions)	% NUMBER OF STORES
1	Sao Paulo	Southeast	34.1	29.1
2	Minas Gerais	Southeast	10.6	10.5
3	Rio de Janeiro	Southeast	10.2	10.0
4	Rio Grande do Sul	South	9.6	11.4
5	Parana	South	6.7	6.5
6	Santa Catarina	South	4.9	5.4
7	Bahia	Northeast	4.0	8.0
8	Pernambuco	Northeast	2.8	2.4
9	Para	North	2.1	1.5
10	Goias	Central-West	2.1	2.1
TOTAL			**87.1**	**86.9**

Source: ABRAS

According to local importers, sales of imported food and beverage have not followed the same pattern in terms of sales. The rank was: Southeast, South, Northeast, Central-West, Northeast and North. The importance of the Southeast was greater for sales of imported items, the region represented 70 percent of total sales. The South, the Northeast and North regions were less representative compared to retail sales, while the Central-West had a higher share.

IMPORTED FOOD AND BEVERAGE GROSS SALES BY REGION (%)



Source: ATO Sao Paulo

III. Company Profiles

According to ABRAS Rank, in 2012 Grupo Pao de Acucar maintained the leadership with total sales of R$57.2 billion (approximately US$28.8 billion), an increase of 8.4 percent in nominal terms and 2.6 percent in real terms. The sales of supermarket operations alone increased 0.4 points more than the group as a whole to 8.8 percent. The format that generated more results in 2012 was the neighborhood format. The Minimercado Extra, for instance expanded sales 61.4 percent, with the opening of 35 new stores. The second most prominent format was the cash & carry, Assai, which increased sales in 24.1 percent despite opening only two stores. Carrefour came in second place with gross sales of R$31.4 (approximately US$15.8 billion), an increase of 9.4 percent in nominal terms and 3.4 percent in real terms. Retail analysts state the positive result generated by Carrefour was produced by Atacadao, a cash & carry format that is gaining importance within Carrefour operations. In 2012, Atacadao counted with 92 stores throughout Brazil. Walmart, came in third place, generated R$ 25.9 billion in sales (approximately US$ 13 billion), expanding more than Pao de Acucar and Carrefour, 10.5 percent in nominal terms and 4.5 percent in real terms. This result was contrary to news spread by the media that positioned Walmart behind Pao de Acucar and Carrefour. Following the three leaders were Cencosud, with R$9.7 billion (approximately US$4.9 billion), and Zaffari with R$3.3 billion (approximately US$1.7 billion). Cencosud, the Chilenean group, concluded the acquisition process in Brazil. As a result, in 2012 it showed a 56 percent sales increase in nominal terms and 50 percent in real terms. From the fifth place to the tenth place, companies increased approximately 11 percent in nominal terms, except for Irmaos Muffato that rose sales by 3.8 percent, which means that in real terms registered a loss.

TOP 10 BRAZILIAN RETAILERS

COMPANY	OWNERSHIP	SALES (R$	SHARE (%)	NUMBER OF	LOCATION[1]	PURCHASING AGENT TYPE[2]

		million)		STORES		
1. Grupo Pao de Acucar -Pão de Açúcar -Extra Hipermercado -Extra Posto -Extra Drogaria -Extra Supermercado -MiniMercado Extra -Assai -Pontofrio -Casas Bahia	France/ Brazil	57,233.6	23.5	1,882	AL, BA, CE, DF, ES, GO, MG, MT, MS, PB, PE, PI, PR, RJ, RN, RS, SC, SE, SP, TO	LFP, DI, LI
2. Carrefour -Carrefour -Carrefour Bairro -Atacadão	France	31,474.8	13.0	236	AM, CE, DF,ES, GO, MS, MG, PB, PR, PE, RJ, RN, RS, SP	LFP, DI, LI
3. Wal-Mart -Wal-Mart -Sam's Club -Bom Preço -BIG -Hper -Todo Dia -Maxxi -Mercadorama -Nacional	US	25,932.9	10.7	547	AL, BA, CE, DF, ES, GO, MG, MT, MS, PB, PE, PI, PR, RJ, RN, RS, SC, SE, SP	LFP, DI, LI
4. Cencosud -G. Barbosa -Irmaos Breta -Perini -Mercantil Rodrigues -Prezunic	Chile	9,718.1	4.0	205	AL, BA, CE, GO, MG, PE, RJ, SE	LFP, DI, LI
5. Cia. Zaffari -Zaffari -Bourbon	Brazil	3,305.0	3.4	30	RS, SP	LFP, DI, LI
6. Irmaos Muffato & CIA LTDA.	Brazil	2,770.1	1.1	37	PR	LFP, LI
7. Condor Super Center LTDA.	Brazil	2,626.6	1.1	35	PR	LFP, DI, LI
8. Supermercados BH. Com. De	Brazil	2,357.5	1.0	117	MG	LFP, DI, LI

Alim. LTDA.						
9. Sonda Superm. Export e Import S.A. -Cobal Supermercados -Superm. Zimbreira	Brazil	2,301.8	0.9	32	SP	LFP, DI, LI
10. A. Angeloni. CIA. LTDA	Brazil	2,207.8	0.9	26	PR, SC	LFP, LI
TOTAL (10)		**139,928.2**	**57.8**	**3,147**		

Note [1]: AM (Amazonas), AL (Alagoas), BA (Bahia), CE (Ceará), DF (Distrito Federal), ES (Espírito Santo), GO (Goiás), MG (Minas Gerais), MS (Mato Grosso do Sul), PB (Paraíba), PE (Pernambuco), PI (Piauí), PR (Paraná), RJ (Rio de Janeiro), RN (Rio Grande do Norte), RS (Rio Grande do Sul), SC (Santa Catarina), SE (Sergipe) and SP (São Paulo).
Note [2]: LFP (local food processors), DI (direct imports) and LI (local importers).
Source: ABRAS/AC Nielsen

SECTION III. Competition

Imported foods and beverage products may be roughly divided into two categories: products that are price competitive with domestic goods and products that are priced above comparable domestic items. As mentioned before, Mercosul and Chile benefit from tariff exemptions and less expensive transportation costs. These cost gains give them the advantage to compete with the local industry, leading the block of countries to detain 44 percent of market share for imported food and beverage goods. Exporters from other countries, such as EU countries and the United States, face more challenges to compete. Higher freight costs and import tariff place products from these origins at the premium product category.

According to the Brazilian Statistic and Geography Institute (IBGE) approximately 23 million Brazilians belong to high-end stratum. The US and EU directly compete for this high-end target group. However, for European companies the segment of premium foods was naturally developed, not only Brazilian eating habits are more linked to European eating habits but also Brazilian consumers assume Europeans products are more refined. As the consumption of luxury goods has to do with status, EU entails a high degree of customer loyalty. US companies are able to present products with similar quality and standards, however considering the status of EU companies, US companies will not only need to adopt a more aggressive strategy to gain market share but will also need to conquer a greater image on consumer's mind.

In 2012, Brazil's imports of consumer-oriented food products stood at US$4.2 billion. Compared to 2011, imports of these items had an increase of 4 percent. The market share from major supplying countries had not shown considerable oscillation. Mercosul countries lost 3 points, however these points were equally distributed among E.U., Chile and the U.S., which left their long established position in the rank unaffected. Despite the economic crisis that affected and continues to affect the entire globe, from 2008 to 2012, imports of consumer-oriented products by Brazil almost doubled. Although Brazil does not figure between the largest importers of consumer-oriented products, the country has shown an outstanding performance and the forecast continuous to be positive. From January to October 2013, imports of consumer-oriented products from the

United States to Brazil increased by 23.6 percent, while imports from all countries increased 12.6 percent. In 2014 Brazil will host the Soccer World Cup and in 2016 the Olympics, these upcoming events are also expected to push imports in the upcoming years.

BRAZILIAN IMPORTS of CONSUMER-ORIENTED FOOD PRODUCTS (in million dollars)



	2008	%	2009	%	2010	%	2011	%	2012	%
World	2,124	100	2,220	100	3,134	100	4,007	100	4,168	100
Mercosul (4)	1,015	48	1,040	47	1,437	46	1,896	47	1,816	44
EU (15)	481	23	509	23	698	22	916	23	1,008	24
Chile	172	8	198	9	287	9	314	8	382	9
U.S.	162	8	149	7	204	7	241	6	273	7
Others	294	14	324	15	510	16	638	16	689	16

Source: Secretariat of Foreign Trade (Secex)
Note: Mercosul (4): Brazil, Argentina, Uruguay and Paraguay; EU (15): Germany, Austria, Belgium, Spain, Denmark, Finland, France, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, United Kingdom and Sweden.

SECTION IV. Best Product Prospects

I. Products present in the market which have good sales potential

Importers are generally looking for well-known brands and high-end products. Brazilian importers/distributors usually prefer products with six months shelf life or more. In addition to the product itself, packaging, status and level of innovation are important attributes. Products that combine these characteristics are more likely to successfully enter the market. Currently the food categories that are mostly exported to Brazil from the United States are: meat products, eggs and products, dairy products, fresh fruit, processed fruit, processed vegetables, fruit and vegetable juices, tree nuts, chocolate and cocoa products, snack foods, breakfast cereals, condiments and sauces, prepared food, wine, beer, distilled spirits, non alcoholic beverages (ex. juices) and fish products.

II. Products not present in significant quantities but which have good sales potential

Health foods, especially natural and organic products, have a limited presence in the Brazilian market. Although increasing at a fast pace of 30-35 percent per year, the local industry has not directed consistent efforts to develop this segment. There are a limited number of local suppliers offering processed organic products in the market, consequently prices for these items are still high for the average consumer. U.S. suppliers may find great opportunities within this niche. Brazil requires the use of the organic stamp on all organic products. In order to receive approval for its use, organic producers must comply with regulations, which mean that a local certifying agent, accredited by MAPA, must assure the product is produced according to MAPA's standards. Other food categories being sought by local importers are lactose free products, kosher products, diet products, gluten free products and functional foods.

III. Products not present because they face significant barriers

Brazilian legislation requires all food items to be approved by Ministry of Health (MS) or Ministry of Agriculture, Livestock, and Food Supply (MAPA) prior to shipment. Currently, poultry and beef imports are banned and considerable restrictions exist for products containing ingredients derived from biotech commodities.

SECTION V. Post Contact and Further Information

Please do not hesitate to contact the offices below for questions or comments regarding this report or require assistance to export processed food products to Brazil:

U.S. Agricultural Trade Office (ATO)   Office of Agricultural Affairs (OAA)
U.S. Consulate General   U.S. Embassy
Rua Henri Dunant, 700   Av. das Nacoes, quadra 801, lote 3
04709-110 Sao Paulo – SP   70403-900 Brasilia - DF
Tel: (55 11) 3250-5400   Tel: (55 61) 3312-7000
Fax: (55 11) 3250-5499   Fax: (55 61) 3312-7659
E-mail: atosaopaulo@fas.usda.gov   E-mail: agbrasilia@fas.usda.gov
 atobrazil@usdabrazil.org.br